CIGNA VARIABLE PRODUCTS GROUP
                        TimesSquare VP S&P 500 Index Fund
        Supplement dated October 6, 2004 to Prospectus dated May 1, 2004

Effective October 1, 2004 the Board of Trustees of CIGNA Variable Products Group appointed Merrill Lynch Investment Managers, L.P. (MLIM(R)) as investment adviser to the TimesSquare VP S&P 500 Index Fund (the Fund) under an interim investment advisory agreement. The Fund will pay MLIM an advisory fee at an annual rate of 0.10% of the Fund's average net assets.

The former adviser to the Fund, TimesSquare Capital Management, Inc. (TSCM) will continue to provide administrative services to the Fund, such as preparation of prospectuses and shareholder reports and bookkeeping and accounting services.

There will be no change to the investment objective or strategy of the Fund as a result of the appointment of MLIM as adviser to the Fund. In addition, TSCM has agreed to continue to reimburse the Fund if total Fund operating expenses (excluding extraordinary items) exceed 0.25% of the Fund's average net assets. TSCM can terminate its agreement to reimburse expenses at any time. We will notify you if it does.

MLIM has its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey 08550. As of June 30, 2004, MLIM managed approximately $12.9 billion in S&P 500 indexed institutional accounts.

MLIM is a registered service mark of Merrill Lynch & Co., Inc.